Filed by Columbus Acquisition Corp

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Acquisition Corp

(File No. 001- 42485)

WISeKey and Its Subsidiary WISeSat.Space Corp. Announce Confidential Submission of Amended Draft Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission

Canton of Zug, Switzerland— June 4, 2026 — WISeKey International Holding Ltd. (“WISeKey”) (SIX: WIHN; Nasdaq: WKEY), a global leader in cybersecurity, digital identity and IoT, and its subsidiary WISeSat.Space Corp. (“WISeSat”) today announced the confidential submission of an amended draft registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) on May 29, 2026 by WISeSat.Space Holdings Corp. (“Pubco”), a wholly-owned subsidiary of WISeSat.

The draft registration statement relates to the previously announced proposed business combination pursuant to a definitive Business Combination Agreement, dated November 9, 2025 (the “Business Combination Agreement”), by and among WISeSat, Columbus Acquisition Corp (Nasdaq: COLA) (“CAC”), a special purpose acquisition company, Pubco, WISeKey, and WISeSat Merger Sub Corp. Upon completion of the proposed business combination, each of WISeSat and CAC will become subsidiaries of Pubco, and the combined company is expected to trade on Nasdaq under the ticker symbol “WSAT.”

WISeSat, a British Virgin Islands business company operating through its wholly owned subsidiary WISeSat.Space AG, is developing secure satellite infrastructure and space-based services designed to support trusted communications, digital identity, secure data exchange and other security-sensitive applications.

Carlos Moreira, Chief Executive Officer of WISeSat, said: “This confidential submission is more than a procedural step; it is a critical milestone in WISeSat’s intended path to become a Nasdaq-listed space infrastructure company. Strategic autonomy increasingly starts in space, and the next generation of trusted connectivity will require secure satellite infrastructure, post-quantum technologies and digital identity working together from orbit. By leveraging the WISeKey group’s expertise in Root of Trust, quantum-resistant semiconductors, authentication and trusted identity, we believe WISeSat is positioned to contribute to a new European model for sovereign, quantum-resilient communications infrastructure. While the proposed transaction remains subject to SEC review, CAC shareholder approval and other closing conditions, this process marks a major step forward in WISeSat’s ambition to become a leading European quantum-secure space technology company.”

The completion of the proposed transaction contemplated by the Business Combination Agreement remains subject to certain closing conditions, including the approval of CAC shareholders, the effectiveness of the registration statement, and approval of the listing of the registered shares of Pubco by Nasdaq.

Advisors

Maxim Group LLC is acting as exclusive financial advisor to WISeKey in connection with the business combination. Ellenoff Grossman & Schole LLP is acting as legal advisor to WISeSat and Pubco. Loeb & Loeb LLP is acting as legal advisor to CAC.

Important Information about the Proposed Business Combination and where to Find it

In connection with the proposed business combination, Pubco plans to publicly file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, including a proxy statement of CAC and a prospectus for registration of shares of Pubco. The Registration Statement has not yet been filed publicly with the SEC as of the date hereof, and the SEC has not declared the Registration Statement effective. Subject to the SEC declaring the Registration Statement effective, its proxy statement/prospectus will thereafter be sent to CAC shareholders for purposes of voting in a meeting of CAC shareholders to approve the business combination and related matters. Before making any voting decision, securities holders of CAC are urged to read the proxy statement/prospectus, when available, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available, because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Investors and other interested persons will be able to obtain free copies of the Registration Statement, its proxy statement/prospectus and exhibits, and all other relevant documents filed or that will be filed with the SEC by Pubco, CAC and WISeKey through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by WISeKey or Pubco may be obtained free of charge from WISeKey’s website at https://www.wisekey.com/, or by written request to WISeKey, General-Guisan-Strasse 6 Zug, 6300, Switzerland, Attention: Chief Financial Officer. The documents filed by CAC may be obtained free of charge by written request to Columbus Acquisition Corp, 14 Prudential Tower Singapore, 049712 Singapore.

Participants in the Solicitation

CAC, Pubco, WISeSat, WISeKey and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies from CAC shareholders in connection with the proposed business combination. Information regarding CAC’s directors and executive officers is available in CAC’s filings with the SEC. Additional information regarding the persons who may be deemed participants in the solicitation and a description of their direct and indirect interests will be included in the Registration Statement and its accompanying proxy statement/prospectus when publicly filed with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such jurisdiction. Any offering of securities in connection with the proposed business combination will be made only by means of a prospectus meeting the requirements of applicable law.

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About WISeSat

WISeSat owns WISeSat.Space AG, a Swiss company, and is headquartered in Zug, Switzerland. WISeSat currently operates as a subsidiary of WISeKey. WISeSat’s nanosatellite constellation is designed to deliver real-time, low-cost, and secure IoT connectivity for sectors including energy, logistics, infrastructure, and climate monitoring. Through advanced encryption and distributed ledger integration, WISeSat enables tamper-proof, decentralized communication frameworks that support critical global applications.

About WISeKey International Holding AG

WISeKey International Holding Ltd (Nasdaq: WKEY; SIX: WIHN) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and houses the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

About Columbus Acquisition Corp

Columbus Acquisition Corp. is a blank check company, also commonly referred to as a special purpose acquisition company (SPAC) formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities. CAC is led by Fen “Eric” Zhang, Chairman and Chief Executive Officer, and Jie “Janet” Hu, Chief Financial Officer, who are growth-oriented executives with a long track record of value creation across industries.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the proposed business combination, the SEC review process, the expected public filing of the Registration Statement and the anticipated completion of the proposed business combination. Forward-looking statements are subject to risks, uncertainties and assumptions, many of which are outside the control of Pubco, CAC, WISeSat and WISeKey International Holding Ltd. Actual results may differ materially from those expressed or implied by these forward-looking statements as a result of a variety of factors, including the risk that the proposed business combination may not be completed in a timely manner or at all, the risk that the Registration Statement may not become effective, the risk that CAC shareholder approval may not be obtained, the risk that other closing conditions may not be satisfied or waived, and other risks and uncertainties described in CAC’s filings with the SEC and to be described in the Registration Statement when publicly filed. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. The parties undertake no obligation to update or revise any forward-looking statements except as required by applicable law.

WISeKey/WISeSat Investor Contact:

Carlos Moreira

Chairman & CEO

Tel: +41 22 594 3000

info@wisekey.com

WISeKey/WISeSat Media Contact:

The Equity Group Inc.

Lena Cati

Tel: +1 212 836-9611

lena.cati@theequitygroup.com

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